EXHIBIT 99.1
                                                                   ------------

                                 FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1       NAME AND ADDRESS OF COMPANY

             Vasogen Inc.
             2505 Meadowvale Blvd
             Mississauga, ON
             L5N 5S2

ITEM 2       DATE OF MATERIAL CHANGE

             May 18, 2007

ITEM 3       NEWS RELEASE

             A press release with respect to the material change described herein was issued on May 18, 2007 via Canada NewsWire and filed on SEDAR.

ITEM 4       SUMMARY OF MATERIAL CHANGE

             Vasogen Raised US$16 Million Through the Sale of Common Shares and Warrants

ITEM 5       FULL DESCRIPTION OF MATERIAL CHANGE

             Vasogen announced that it has entered into definitive purchase agreements with institutional investors to raise US$16 million in gross proceeds through the sale of its common shares at a price of US$3.25, which is a premium to the closing stock price on the Nasdaq stock market on May 17, 2007. Under the terms of the purchase agreements, Vasogen will also issue 5-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, the Company will receive an additional US$11.7 million in gross proceeds. Following the closing of the financing, expected on or about May 24, 2007 and subject to customary closing conditions, Vasogen will have approximately
             22.4 million shares of common stock outstanding. Closing of the transaction will be subject to Toronto Stock Exchange acceptance and usual securities regulatory conditions.

             The Company estimates net proceeds from the financing to be approximately US$14.6 million after deducting placement agent fees and the estimated costs associated with the offering. The

             Company plans to use the net proceeds of this financing for working capital purposes, including but not limited to funding the activities associated with the commercialization of its Celacade(TM) technology in Europe, the continued development of its Celacade(TM) technology, and the continued development of its drug, VP025.

             Rodman & Renshaw, LLC and JMP Securities LLC are acting as placement agents in connection with this transaction and Rodman & Renshaw, LLC managed the placement and sale of the securities. The placement agents will together receive 295,044 three-year warrants to purchase common shares at US$3.81 per share.

ITEM 6       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

             Confidentiality is not requested

ITEM 7       OMITTED INFORMATION

             Not applicable

ITEM 8       EXECUTIVE OFFICER

             For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 817-2004.


DATED at Toronto, Ontario this 22nd day of May, 2007.






                                                                             2